1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ERIC D. SIMANEK eric.simanek@dechert.com +1 202 261 3424 Direct +1 202 261 3048 Fax

April 30, 2014

VIA EDGAR

Mr. Keith Gregory

Division of Investment Management

Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs Variable Insurance Trust (the “Registrant”)
File Nos. 333-35883 and 811-08361

Dear Mr. Gregory:

This letter responds to comments you provided to Jessica Howell and me in a telephonic discussion on March 25, 2014, with respect to your review of Post-Effective Amendment No. 44 (“PEA No. 44”) to the Registrant’s registration statement filed with the Securities and Exchange Commission on January 3, 2014. PEA No. 44 was filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 for the purpose of making certain material amendments to the registration statement of the Goldman Sachs Money Market Fund (the “Fund”). We have reproduced your comments below, followed by our responses. Undefined capitalized terms used below have the same meaning as given in the Prospectuses.

Prospectuses

1.	Comment: Please complete or update all missing information that is currently in brackets or missing in the prospectus, statement of additional information (“SAI”) or Part C of the registration statement (e.g., dates, fee table and financial highlights).

Response: The Fund hereby confirms that it has completed all information that was bracketed or missing in the 485(a) filing.

April 30, 2014 Page 2

2.	Comment: Please make conforming changes in the prospectus and SAI in the Service shares of the Fund in response to these comments, as appropriate. Comments specific to any share class will be noted.

Response: The Fund hereby confirms that conforming changes have been made to the Service Shares prospectus and SAI in response to these comments, as applicable.

3.	Comment: Please delete the last sentence of footnote 2 in the “Annual Fund Operating Expenses” table as it is not required or permitted by Form N-1A.

Response: The Fund has incorporated this comment.

4.	Comment: Please supplementally confirm that any fee waiver or expense limitation arrangement will be in effect for no less than one year from the effective date of the Registration Statement.

Response: The Fund hereby confirms that the expense limitation arrangement will be in effect for no less than one year from the effective date of the Fund’s registration statement.

5.	Comment: Please consider disclosing the maximum average maturity of the portfolio and the credit quality of foreign issuers in the principal strategy section of the Prospectus. This information would seem to be more in line with plain English rather than a technical recitation of Rule 2a-7 requirements.

Response: The Fund has reviewed its disclosure and believes that it provides a clear and concise statement of the Fund’s strategy, and therefore respectfully declines to incorporate this comment.

6.	Comment: If significant, please include Prepayment Risk as a principal risk. If not, please consider including appropriate disclosure in Item 9. We note that the disclosure in Appendix A indicates that the Fund may invest in asset-backed commercial paper and asset-backed and receivables-backed securities.

Response: The Fund confirms that Prepayment Risk is not a principal risk of the Fund, and therefore respectfully declines to incorporate this comment.

7.	Comment: The SAI states that the Fund may purchase certain types of variable and floating rate demand instruments. The disclosure notes that the demand feature may be backed by a letter of credit, guarantee or other credit enhancement. Please consider including a credit enhancement risk factor. We note that any risk to the financial stability of the entity providing credit enhancement could ultimately adversely affect the Fund.

April 30, 2014 Page 3

Response: The Fund currently discloses in its Municipal Securities Risk in the “Risks of the Fund” section:

In addition, third party credit quality or liquidity enhancements are frequently a characteristic of the structure of municipal securities purchased by money market funds. Problems encountered by such third parties (such as municipal security insurers or banks issuing a liquidity enhancement facility), including credit rating downgrades or changes in the market’s perception of creditworthiness, may negatively impact a municipal security even though the related municipal issuer is not experiencing problems.

Additionally, in its Other Municipal Obligation Policies in the “Appendix A” section, the Fund discloses that:

Municipal obligations may be backed by letters of credit or other forms of credit enhancement issued by domestic banks or foreign banks which have a branch, agency or subsidiary in the United States or by other financial institutions such as insurance companies which may issue insurance policies with respect to municipal obligations. The credit quality of these banks, insurance companies and other financial institutions could, therefore, cause a loss to the Fund that invests in municipal obligations.

The Fund believes that the non-municipal variable or floating rate obligations in which it may invest are generally not subject to the same potential for credit enhancement risk as the municipal floating or variable rate obligations in which it may invest, and therefore the Fund respectfully declines to include additional disclosure regarding the risks of credit enhancement features.

8.	Comment: Please consider whether the discussion of tax treatment of distributions in the Distributions section of the Prospectus is relevant in a prospectus for variable contract owners.

Response: Because all or substantially all of the Fund’s net investment income will be declared as a dividend daily and distributed monthly to the separate accounts invested in the Fund, and because the Distributions section explains this fact as well as other information that the Fund believes is relevant regarding distributions, the Fund respectfully submits that the language is relevant to a prospectus for variable contract owners.

April 30, 2014 Page 4

9.	Comment: Please consider whether it is necessary to include Appendix A in the prospectus. The information contained in the Appendix is disclosed in multiple places in the prospectus and SAI.

Response: The Fund provides risk disclosure pursuant to Items 4 and 9 of Form N-1A under “Summary—Principal Risks of the Fund” and “Risks of the Fund,” respectively. In addition, the Fund’s Appendix A contains additional disclosure about the Fund’s risks. The purpose of this Appendix A is to expand upon and/or complement the risk disclosure that appears earlier in the Prospectus. Form N-1A permits a fund to include “information in the prospectus… so long as the information is not incomplete, inaccurate, or misleading.” The Fund believes that the additional disclosure is helpful to investors, and is not incomplete, inaccurate or misleading and respectfully declines to incorporate this comment.

SAI

10.	Comment: Please disclose the names of the members of each standing Board Committee in the relevant paragraph. We note that the SAI states that the Committees include all of the Independent Trustees, but it is unclear whether the Committees may have other Board members.

Response: The Fund confirms that the Independent Trustees are the only members of each standing Board Committee, with the exception of the Dividend Committee, which is comprised of Messrs. Scott McHugh and Alan A. Shuch.

11.	Comment: On page B-87, in the paragraph describing the Adviser, in line 2, please consider inserting “wholly-owned” before “subsidiary.” In the second paragraph, line 1, please consider inserting “publicly-held” before “financial holding company.”

Response: The disclosure has been revised accordingly.

12.	Comment: Please disclose all information required by Form N-1A relating to the Officers of the Fund (e.g., certain employment, compensation, director and other managed accounts information). We note that Form N-1A defines “Fund” to include the Registrant or a series of the Registrant.

April 30, 2014 Page 5

Response: The Fund confirms that all information required by Form N-1A relating to the Officers of the Fund is disclosed in the SAI.

Part C

13.	Comment: Please provide the information required by Item 29 of Form N-1A with respect to control affiliates of the Fund. In the alternative, please explain why such disclosure is not applicable.

Response: The Board of Trustees of the Registrant is the same as the board of other Goldman Sachs Fund Complex funds, each of which has Goldman Sachs Asset Management, L.P., or an affiliate as its investment adviser. In addition, the officers of the Registrant are substantially identical to those of the other Goldman funds. Nonetheless, the Registrant takes the position that it is not under common control with other Goldman funds because the power residing in the respective boards and officers arises as the result of an official position with the respective trusts.

General Comment

14.	Comment: Please provide the Tandy Representations via EDGAR correspondence.

Response: Tandy Representations are attached hereto as Exhibit A.

Please do not hesitate to contact the undersigned at 202.261.3424 with any questions or comments concerning this correspondence.

Very Truly Yours,

/s/ Eric D. Simanek

Eric D. Simanek

cc: Matthew Wolfe, Vice President, Goldman Sachs Asset Management, L.P.

[Letterhead of Goldman, Sachs & Co.]

Exhibit A

April 30, 2014

Mr. Keith Gregory

Division of Investment Management

Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Gregory:

On behalf of the Goldman Sachs Variable Insurance Trust (the “Registrant”), it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post- Effective Amendments thereto under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended;

•	the action of the SEC or its staff in commenting on Post-Effective Amendments to the Registrant’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Matthew Wolfe

Matthew Wolfe

Assistant Secretary, Goldman Sachs Variable Insurance Trust